UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 15, 2015

Celladon Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-36183	33-0971591
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12707 High Bluff Drive, Suite 200 San Diego, CA		92130
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (858) 350-4355

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

As previously announced, on November 18, 2015, Celladon Corporation (“Celladon”), Celladon Merger Sub, Inc. (“Merger Sub”) and Eiger BioPharmaceuticals, Inc. (“Eiger”) entered into an Agreement and Plan of Merger and Reorganization (“Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Eiger, with Eiger becoming a wholly-owned subsidiary of Celladon and the surviving corporation of the merger.

Attached hereto and incorporated herein by reference as Exhibit 99.1 is a press release issued by Eiger on December 15, 2015 entitled “Eiger BioPharmaceuticals Announces Notice of Allowance for U.S. Patent Covering Bestatin™ (Ubenimex) for the Treatment of Pulmonary Arterial Hypertension.”

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, Celladon has filed a registration statement on Form S-4 with the Securities and Exchange Commission, or the SEC, including a proxy statement/prospectus/information statement, but the registration statement has not yet become effective. Investors and security holders of Celladon and Eiger are urged to read these materials and any other relevant materials filed by Celladon with the SEC before making any voting or investment decision with respect to the proposed merger because they contain important information about Celladon, Eiger and the proposed merger. The proxy statement/prospectus/information statement and any other relevant documents filed by Celladon with the SEC may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Celladon by directing a written request to: Celladon Corporation, 12707 High Bluff Dr #200, San Diego, CA 92130, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Celladon and its directors and executive officers and Eiger and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Celladon in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger is included in the proxy statement/prospectus/information statement referred to above. Additional information regarding the directors and executive officers of Celladon is also included in Celladon Annual Report on Form 10-K for the year ended December 31, 2014 and the proxy statement for Celladon’s 2015 Annual Meeting of Stockholders. These documents are available free of charge at the SEC web site (www.sec.gov) and from Investor Relations at Celladon at the address described above.

Item 9.01 Financial Statements and Exhibits.

Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Celladon Corporation

Dated: December 16, 2015

	By:	/s/ Andrew C. Jackson
Andrew C. Jackson
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued by Eiger BioPharmaceuticals, Inc. on December 15, 2015 entitled “Eiger BioPharmaceuticals Announces Notice of Allowance for U.S. Patent Covering Bestatin™ (Ubenimex) for the Treatment of Pulmonary Arterial Hypertension.”